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                                               Filed by Smithfield Foods, Inc.

                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                                    Subject Company: IBP, Inc.
                                                    Commission File No. 1-6085

                                                             December 12, 2000

                                                         FOR IMMEDIATE RELEASE


                 SMITHFIELD FOODS RESPONDS TO COERCIVE TYSON

                                  TENDER OFFER

SMITHFIELD, VA, DECEMBER 12, 2000 - Smithfield Foods, Inc. (NYSE: SFD) today issued the following statement in response to the commencement of a hostile tender offer by Tyson Foods for 50.1% of the outstanding stock of IBP, inc.:

      "As a matter of economic substance, there is nothing new here. Tyson is doing what it said it would. However, by doing it now, and by structuring it as a hostile, front-end loaded offer, rather than as part of a negotiated process with the IBP Special Committee, Tyson's tactic appears designed to short-cut the Special Committee's efforts to find additional value for IBP shareholders, and to coerce IBP shareholders into turning over corporate control to Tyson.

      "By taking this step now, Tyson also seems to want IBP shareholders to ignore the fact that half the value of the Tyson offer will come in Tyson stock. We view this as a clear sign of the weakness of Tyson's proposal, and of Tyson's lack of confidence in the value of its own stock as the currency IBP shareholders would receive in the `back-end' of the deal. With Tyson's stock trading below the collar on the stock portion of its deal, the market would seem to share our view.

      "Fortunately for IBP shareholders, there is a long way to go between now and when Tyson's tender offer is set to expire on January 10th. We will continue working through the due diligence process with IBP and the Special Committee and will evaluate our next steps accordingly. As we have said before, whatever steps we take will be consistent with our disciplined approach to investing our shareholders' assets."

With annual sales of $5.2 billion, Smithfield Foods is the leading producer and marketer of fresh pork and processed meats in the United States. For more information, please visit www.smithfieldfoods.com.
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
CONTACTS:
FOR INVESTORS:                FOR MEDIA:
Jerry Hostetter               Josh Pekarsky
Smithfield Foods, Inc.        Sarah Zitter Milstein
(212) 758-2100                Kekst and Company
                              (212) 521-4800

THIS PRESS RELEASE MAY CONTAIN "FORWARD-LOOKING" INFORMATION WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THE FORWARD-LOOKING INFORMATION MAY INCLUDE STATEMENTS CONCERNING SMITHFIELD'S OR IBP'S OUTLOOK FOR THE FUTURE, THE ABILITY TO REALIZE ESTIMATED SYNERGIES, AS WELL AS OTHER STATEMENTS OF BELIEFS, FUTURE PLANS AND STRATEGIES OR ANTICIPATED EVENTS, AND SIMILAR EXPRESSIONS CONCERNING MATTERS THAT ARE NOT HISTORICAL FACTS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS: THE RISKS THAT SMITHFIELD'S AND IBP'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY, THE RISK THAT SMITHFIELD AND IBP WILL NOT REALIZE ESTIMATED SYNERGIES, COSTS RELATING TO THE PROPOSED TRANSACTION, THE AVAILABILITY AND PRICES OF LIVE HOGS, LIVE CATTLE, RAW MATERIALS AND SUPPLIES, PRODUCT PRICING, THE COMPETITIVE ENVIRONMENT AND RELATED MARKET CONDITIONS, OPERATING EFFICIENCIES, ACCESS TO CAPITAL, ACTIONS OF DOMESTIC AND FOREIGN GOVERNMENTS AND OTHER FACTORS DISCUSSED IN SMITHFIELD'S AND IBP'S RESPECTIVE FILINGS WITH THE SEC.

More detailed information pertaining to Smithfield's proposal will be set forth in appropriate filings to be made with the SEC. We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Smithfield and IBP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Smithfield can also be obtained, without charge, by directing a request to Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430, Attention: Office of the Corporate Secretary (757-365-3000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Smithfield and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Smithfield. A detailed list of the names of Smithfield's directors and officers is contained in Smithfield's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).

As of the date of this communication, none of the foregoing participants, other than Smithfield (which beneficially owns approximately 6.6% of IBP's common stock), individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Smithfield's proxy statement for its 2000 annual meeting and other documents filed with the SEC including Smithfield's
Schedule 13D relating to the IBP common stock, to the knowledge of Smithfield, none of the directors or executive officers of Smithfield has any material interest, direct or indirect, by security holdings or otherwise, in Smithfield or IBP.


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